UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Eaton Vance Insured Florida Municipal Bond Fund (EIF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27828E102

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 27828E102

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  313,145

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  313,145

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

313,145

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

12.16%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D/A as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended as follows:

KIM, an independent investment advisor, has accumulated 313,145 shares of EIF on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 12.16% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As of the date of this Report, KIM represents beneficial ownership of 313,145 shares or 12.16% of the outstanding shares. George W. Karpus presently owns 8,200 shares. Mr. Karpus purchased shares on August 20, 2007 at $12.73 (18,50 shares), August 30, 2007 at $12.95 (4,800 shares) and on October 22, 2007 at $13.45 (1,550 shares). Karpus Management, Inc. presently owns 800 shares. KMI purchased shares on July 18, 2007 at $13.68 (50 shares), July 19, 2007 at $13.75 (100 shares), July 23, 2007 at $13.81 (50 shares), July 24, 2007 at $13.73 (50 shares), July 26, 2007 at $13.61 (100 shares), August 30, 2007 at $12.95 (200 shares), October 16, 2007 at $13.60 (100 shares), August 17, 2007 at $13.57 (50 shares), October 19, 2007 at $13.67 (50 shares) and on October 22, 2007 at $13.45 (50 shares). Urbana Partners L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 6.49%. Urbana Partners L.P. currently owns 24,310 shares of EIF. None of the other principals of KIM presently own shares of EIF.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 10/19/2007  1,400   $13.67
 10/22/2007  8,734   $13.45
 10/23/2007  600   $13.40
 10/24/2007  1,000   $13.50
 10/25/2007  10,100   $13.40
 10/29/2007  900   $13.30
 10/30/2007  1,200   $13.25
 10/31/2007  2,100   $13.20
 11/2/2007  4,100   $13.18
 11/5/2007  200   $13.14
 11/12/2007  400   $12.85
 11/15/2007  (100)  $12.85
 11/16/2007  7,600   $12.45
 11/19/2007  7,500   $12.35
 11/27/2007  (2,000)  $12.58
 12/3/2007  (1,350)  $12.72
 12/4/2007  (110)  $12.78
 12/6/2007  1,400   $12.85
 12/7/2007  600   $12.85
 12/11/2007  700   $12.82
 12/12/2007  2,900   $12.82
 12/13/2007  7,800   $12.76
 12/14/2007  2,500   $12.66
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the EIF securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased Shares of EIF for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Pursuant to concerns KIM currently has with the Fund, KIM sent a letter to the Fund on November 14, 2007 and on December 20, 2007. A copy of the letters are attached as Exhibits 1 and 2, respectively.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice-President
Date:   December 21, 2007

EXHIBIT 1
Letter to the Fund
Transmitted November 14, 2007

        November 14, 2007
The Board of Directors of:
 Eaton Vance Florida Municipal Income Trust; and
 Eaton Vance Insured Florida Municipal Bond Fund
The Eaton Vance Building
255 State Street
Boston, Massachusetts 02109
c/o Frederick Marius, Secretary

Re: Eaton Vance Florida Municipal Income Trust (FEV); and
 Eaton Vance Insured Florida Municipal Bond Fund (EIF)

Mr. Marius:
Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"), represents beneficial ownership of 469,984 shares, or 11.04%, of Eaton Vance Florida Municipal Income Trust ("FEV") and 285,293 shares, or 11.08%, of Eaton Vance Insured Florida Municipal Bond Fund ("EIF").

As you are aware, Florida repealed its intangible personal property tax effective January 1, 2007 and has no state income tax. As a result, municipal bonds issued by the state of Florida no longer provide a specific tax advantage to Florida residents, and there is no reason to maintain a Florida state specific bond fund. These funds do not offer shareholders the benefits of the funds' original objective, and shareholders should be given an opportunity to exit these funds without damage.

We believe the board has 3 options to consider:

1.) liquidate;
2.) merge with a national municipal bond open-end fund; or
3.) merge with a national municipal bond closed-end fund.

As the largest shareholder of these 2 funds, we are concerned with being exposed to a high concentration of Florida securities without realizing favorable tax treatment. Regarding Option 1, liquidating the fund would allow shareholders to exit the fund and diversify into a similar national municipal bond fund at net asset value. Alternatively, Option 2 would also allow dissenting shareholders an opportunity to reduce their exposure to Florida without damage. Lastly, Option 3 (and the least preferable), is to merge the funds into a similar national closed-end fund (EIM, EIV, EVN). While this option may increase liquidity and reduce expenses for the funds, we are concerned that it may create a disproportionate weighting of Florida bonds that could not be reduced in a timely and cost effective manner.

Thank you for your time and consideration. Please do not hesitate to contact me directly to discuss these matters.

Sincerely,

/s/
Sharon L. Thornton
Director of Investment Personnel and Senior Analyst

EXHIBIT 2
Letter to the Fund
Transmitted December 20, 2007

        December 20, 2007
Mr. John E. Pelletier, Chief Legal Officer
 Eaton Vance Florida Municipal Income Trust and
 Eaton Vance Insured Florida Municipal Bond Fund
The Eaton Vance Building
255 State Street
Boston, Massachusetts 02109

Re: Eaton Vance Florida Municipal Income Trust (FEV); and
 Eaton Vance Insured Florida Municipal Bond Fund (EIF)
 (collectively, the "Funds")

Mr. Pelletier:
We are in receipt of your letter dated December 12, 2007 and are fully aware of the press release issued by the Funds on the same date. We are particularly concerned with the time frame and lack of direction which are referenced in the letter; specifically that "sufficient time" is needed to reduce the Funds' Florida bond concentration and that the Funds "may consider other additional measures" in the future.

The repeal of the Florida intangible personal property tax was effective January 1, 2007. Shareholders have already waited almost one year for the Funds to address our concerns and now the Funds have told shareholders (via a press release on December 12, 2007) they will be incurring further expenses without offering a timely solution to the elimination of the purpose of the Funds' very existence.

As we stated in our previous letter, due to the repeal of the Florida intangible personal property tax, there is no reason to maintain a Florida state specific bond fund. Furthermore, the Funds are relatively small and consequently carry high expense ratios relative to their peers. Our belief is that the persistently wide discount to net asset value of the Funds is a function of high expenses, limited liquidity (low volume), and limited geographical diversification of each portfolio's holdings.

While we understand that the Trustees of the Funds cannot control legislative actions, we do believe that one year is more than adequate time to definitively address this issue. In fact, other fund families have proactively dealt with this very issue and have already obtained the necessary shareholder approvals to do so. It is our belief that the Trustees failure to be proactive has caused economic harm to shareholders due to excess discount widening (as can be seen on the attached charts comparing the discounts of FEV and EIF versus the national Eaton Vance municipal bond funds EIV, EIM and EVN).

Essentially, each Funds' shareholders have already owned shares of an investment which is not allowing them to realize the geographic diversification and economies of scale that they otherwise could in larger national municipal bond fund. We are not comfortable with the Trustees' lack of urgency to address this issue, and are requesting a more expedient response to alleviate this problem. In the absence of such an action, we reserve all rights as shareholders to present any additional options to fellow shareholders so as to minimize further economic harm.

Thank you for your time and consideration. I look forward to speaking with you soon regarding our concerns.

Sincerely,

/s/
Sharon L. Thornton
Director of Investment Personnel and Senior Analyst

cc: Trustees of FEV and EIF